Annual Shareholder Meeting Results:

The Fund held its annual meeting of shareholders on July 25, 2007. Shareholders voted to re-elect John J. Dalessandro II and R. Peter Sullivan III and elect John C. Maney and William B. Ogden, IV as Trustees as indicated below:

								Withheld
						Affirmative	Authority
Re-election of John J. Dalessandro II
Class II to serve until 2010			8,550,055	84,013
Election of John C. Maney
Class III to serve until 2008			8,558,976	75,092
Election of William B. Ogden, IV
Class I to serve until 2009			8,558,822       75,246
Re-election of R. Peter Sullivan III
Class II to serve until 2010			8,554,178	79,890

Messrs. Paul Belica, Robert E. Connor and Hans W. Kertess continue to serve as Trustees.